COHEN & STEERS REAL ASSETS FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

December 21, 2011

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers Real Assets Fund, Inc.

File Numbers: 333-177564; 811-22621

Ladies and Gentlemen:

On behalf of Cohen & Steers Real Assets Fund, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2011 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. References to page numbers herein refer to page numbers in the Amendment.

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to Mr. Erik G. Barrios, Esq., Associate General Counsel of Cohen & Steers Capital Management, Inc., by John Grzeskiewicz of the Staff in a letter dated November 28, 2011. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectuses (the “Prospectus”) or statement of additional information (the “SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. Certain other stylistic and clarifying changes have been made in the Amendment.

PROSPECTUSES – CLASS A & C SHARES

Investment Objective, page 3

1.	Staff Comment: Please clarify in “Principal Investment Strategies” what you mean by “real return”. Is this the same as “real rate of return”, i.e., return adjusted for inflation?

Response: The “Principal Investment Strategies” section has been revised to clarify that “real return” is return adjusted for inflation.

Fund Fees and Expenses of the Fund, page 3

2.	Staff Comment: Why is there no line in the fee table for “Acquired Fund Fees and Expenses”? In addition, how are the fees and expenses of the Fund’s wholly-owned Cayman Islands subsidiary (the “Subsidiary”) accounted for?

Response: A subcaption titled “Acquired Fund Fees and Expenses” has been added to the fee table directly above the subcaption titled “Total Annual Fund Operating Expenses.” The fees and expenses of the Fund’s Subsidiary will be accounted for within “Other Expenses.”

3.	Staff Comment: Footnote 2 sets forth a fee waiver but excludes “certain expenses incurred in connection with the Fund’s investments in other investment companies.” In a letter to the staff, please confirm that this exclusion does not include the Subsidiary expenses. Also, please note the footnote should include all exclusions. In addition, in a letter to the staff, please confirm that the adviser may not recoup amounts waived.

Response: Footnote 2 to the fee table has been revised to remove the phrase “certain expenses incurred in connection with the Fund’s investments in other investment companies” and to reflect expenses that are excluded from the waiver. In addition, the Fund confirms there is no exclusion for expenses relating to the Subsidiary and that the adviser may not recoup amounts waived in future years.

4.	Staff Comment: Page 5 states, “[T]he Fund, either directly or through the Subsidiary, may gain commodities exposure through investment in…pooled investment vehicles that invest primarily in commodities or commodity-related instruments.” Assuming such entities are not disclosed in the Acquired Fund Fees and Expenses line to the fee table, the expenses of such entities (the range and the estimated cost in basis points for the Fund) should be disclosed in a footnote to the fee table. In addition, in a letter to the staff, please confirm that the Fund’s assets will be less than 50% of the total assets of such entity, and the Fund will not “control” such entity. We may have additional comments depending on your responses.

Response: The Fund’s fee table has been revised to include a line item titled Acquired Fund Fees and Expenses to account for the Fund’s investment, either directly or through the Subsidiary, in pooled investment vehicles that invest primarily in commodities or commodity-related instruments. The Fund expects that its assets will never exceed 50% of the total assets of any such vehicle at any time.

Principal Investment Strategies, pages 4-7

5.	Staff Comment: Please delete or explain to the staff how “fixed income securities and foreign currency” can be characterized as “real assets” for purposes of the 80% test.

Response: As disclosed in the filing, the Fund defines “real” assets for purposes of the 80% test to include tangible assets, such as commodities, natural resources, precious metals, and real estate…, and other assets expected to perform well during periods of high inflation, provide portfolio diversity and/or reduce overall volatility (emphasis added). The Fund is characterizing fixed income securities and foreign currency as such other assets and is including such assets within its 80% test. The Fund expects that its investments in non-US currencies will be in currencies, such as the Australian dollar and Swiss franc, which are expected to perform well during periods of high inflation. Investments in variable rate fixed income investments or inflation-protected securities similarly may perform well in periods of high inflation to the extent that the interest rates payable on such investments increase during inflationary environments or the instruments otherwise adjust for high inflation. These and other fixed income investments are included as portfolio diversifiers and/or volatility reducers, and therefore should be considered as part of the real assets portfolio and included in the 80% test. The AllianceBernstein Real Asset Strategy Fund, Hartford Global Real Asset Fund and Principal Diversified Real Asset Fund include similar investments as part of their Fund’s investment strategy.

6.	Staff Comment: The prospectus states that the “Fund may invest in fixed income securities with a broad range of maturities.” Please further clarify such range.

Response: The prospectus has been revised to reflect the range of maturities of the fixed income securities in which the Fund may invest.

7.	Staff Comment: Please define what constitutes a “significant” portion of “exposure to commodities…through investment” in the Subsidiary. Also, please disclose the leveraging effect of the Fund’s commodity investments in the strategy section.

Response: The Fund will obtain most of its exposure to commodities through investment in the Subsidiary. The Fund expects that under normal conditions, its derivative positions in commodities will be fully collateralized, which will reduce the leveraging effect of such commodity investments.

8.	Staff Comment: With respect to the Fund’s investment in the Subsidiary:

(a)	Please discuss in your written response to staff comments whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Sections 15(a) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Subsidiary will enter into an investment advisory agreement with the Fund’s adviser pursuant to the requirements of Section 15(a) of the 1940 Act.

(b)	Please confirm in your response that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of its board of directors.

Response: The Subsidiary’s board will consist of two professional directors who are independent of the Fund’s adviser, and one employee of the Fund’s adviser. At all times following commencement of Fund operations, the Fund will own 100% of the Subsidiary, and in its capacity as sole shareholder, will have the authority to remove and appoint the directors to the Subsidiary’s board.

(c)	Please confirm that the Subsidiary’s board of directors will be signatories to the Fund’s registration statement and any subsequent pre-effective and post-effective amendments.

Response: The Fund will in the future seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

(d)	Please confirm that the Subsidiary’s financial statements will be audited and filed with a regulatory body such as the Securities and Exchange Commission.

Response: The Fund intends to utilize the Subsidiary in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, SEC No-Action Letter (pub. avail. April 29, 2008) (the “Fidelity Letter”). Consistent with the Fidelity Letter, the Subsidiary’s financial statements will be consolidated with and into the Fund’s financial statements, which are audited by a registered public accounting firm and filed with the SEC in accordance with federal securities laws.

(e)	Please confirm that the Subsidiary will meet all the requirements of the 1940 Act to the same extent as the Fund. In particular, please confirm that the Subsidiary will comply with Section 8 of the 1940 Act relating to investment policies, Section 17 relating to affiliated transactions and custody, and Section 18 relating to capital structure and leverage, and with the 1940 Act requirements concerning pricing and accounting.

Response: For purposes of monitoring compliance with the 1940 Act (including Sections 8, 17 and 18) and the Fund’s investment restrictions, the Fund will consider the assets of the Subsidiary to be assets of the Fund.

(f)	Please confirm the Subsidiary will have the same custodian and the same independent accountant as the Fund.

Response: The Subsidiary will have the same custodian and independent accountant as the Fund.

(g)	Please discuss in your response whether the adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

Response: The Fund’s adviser will not be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

(h)	Will the Subsidiary’s expenses be included in the fee table?

Response: As indicated in response to comment 2 above, the Subsidiary’s expenses will be included within the line item “Other Expenses.”

(i)	Please provide an analysis of whether the investment in the Subsidiary is considered a liquid investment.

Response: As disclosed in the Fund’s statutory prospectus, the Subsidiary is wholly-owned and controlled by the Fund, and the Fund will consider assets of the Subsidiary to be assets of the Fund for purposes of monitoring compliance with the 1940 Act and the Fund’s investment restrictions, including restrictions on illiquid investments. Please also note that the Fund will have the right to redeem from the Subsidiary on a daily basis.

(j)	Please discuss whether the transactions between the Subsidiary and the Fund implicate Section 17(d) of the 1940 Act.

Response: The Fund does not believe transactions between the Subsidiary and the Fund implicate Section 17(d) of the 1940 Act in light of Rule 17d-1(d)(5), which exempts transactions between the Fund and a “portfolio affiliate” of the Fund from the requirements of Section 17(d), provided that certain parties related to the Fund do not have a “financial interest” in such transactions. Because the Subsidiary is wholly owned and controlled by the Fund, and is not otherwise affiliated with the Fund, the Fund considers the Subsidiary to be a portfolio affiliate (as that term is defined in Rule 17d-1(d)(5)). In addition, neither the Fund’s adviser or other parties specified in the rule have a financial interest (as that term is defined in Rule 17d-1(d)(5)) in transactions between the Fund and the Subsidiary.

(k)	Have the Subsidiary and its board of directors agreed to service of process within the United States?

Response: The Subsidiary has agreed to service of process within the United States. The Fund will in the future seek to have the directors of the Subsidiary agree to service of process within the United States if and to the extent required at the time under applicable law.

Principal Risks, page 7-10

9.	Staff Comment: Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commissions website, www.sec.gov.

Response: The Fund believes the disclosure, including risks, relating to its use of derivatives adheres to the observations in the Division’s letter to the Investment Company Institute.

10.	Staff Comment: Tax Status Risk, page 10 – On page 41, the Fund states that it intends to be treated as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended. Given that the Internal Revenue Service has recently suspended the practice of providing assurances of favorable tax treatment to investment companies seeking indirect exposure to commodities (i.e., issuing private letter rulings), what is the Fund’s basis for believing that its investment in the Subsidiary would constitute “qualifying income” under Subchapter M? Does the fund intend to rely upon opinion of counsel? If yes, provide the staff with a copy of the opinion.

•	Please revise the disclosures on pages 15 and 41 to reflect current developments related to the Fund’s intent to apply for a private letter ruling.

•

Further, please revise the risk disclosure under “Tax Status Risk” on pages 10 and 24-25 to explain fully the current developments related to the treatment of the Subsidiary and the implication for the Fund if income from the Subsidiary is not deemed to be “qualifying income.”

Response: Section 951(a) of the Internal Revenue Code of 1986, as amended (the “Code”), contains income inclusion rules applicable to certain investors in foreign corporations constituting so-called controlled foreign corporations (“CFC”s). In general, a foreign corporation is a CFC if more than 50 percent of its stock, by value or vote, is owned by “United States shareholders.” The Subsidiary will be a CFC because 100 percent of its voting power is owned by the Fund, which for these purposes is a “United States shareholder.” The Subsidiary is formed exclusively to carry out activities that give rise to Subpart F income (in this case, its commodities-related investments), and consequently the Fund will have an income inclusion under Section 951(a)(1)(A)(i) of the Code corresponding to the Subsidiary’s Subpart F income. Under Section 851(b) of the Code, this income inclusion will be treated as a dividend, and thus will constitute “qualifying income” for the Fund under Section 851(b)(2)(A) of the Code, to the extent there is a distribution to the Fund by the Subsidiary (i) out of the Subsidiary’s earnings and profits for the taxable year (ii) which is attributable to the income included by the Fund under Section 951(a)(1)(A)(i) of the Code. The Subsidiary plans to make such distributions to the Fund; and therefore, the Fund will not be relying on an opinion from counsel as it will comply directly with the Code.

The disclosures on pages 15 and 41 have been revised to reflect current developments related to the Fund’s intent to apply for a private letter ruling. In addition, the Fund’s risk disclosure under “Tax Status Risk” has been revised on pages 10 and 24-25 to explain fully the current developments related to the treatment of the Subsidiary and the implication for the Fund if income from the Subsidiary is not deemed to be “qualifying income.”

11.	Staff Comment: In February 2011, the Commodity Futures Trading Commission proposed changes to Rule 4.5 – the rule that excludes certain regulated persons, including investment companies registered under the 1940 Act, from the definition of the term “commodity pool operator”. See “Commodity Pool Operators and Commodity Trading Advisors: Amendments to Compliance Obligations,” 76 Fed. Reg. 7976 (Feb. 11, 2011). Please provide risk disclosure regarding the implications of this potential rule change for the Fund.

Response: The Fund notes that the existing disclosure on page 7 of the Prospectus under “Commodities Risk” states the following: “…recent proposals by the Commodity Futures Trading Commission to limit the availability of the exclusion from the definition of a commodity pool operator for certain funds which invest in commodities as a significant part of their investment strategies, may also impact the Fund. Any rules, when adopted, may subject the Fund to additional regulation and registration requirements and may limit the Fund’s ability to pursue its investment strategies. As of the date of this Prospectus, it is impossible to predict the outcome of these proposals or their potential impact on the Fund.” In light of the existing disclosure, the Fund respectfully submits that no further revisions are required in response to this comment.

Fund Performance, page 10

12.	Staff Comment: Delete the third sentence in this section that discusses the actual performance benchmarks the Fund intends to use. Please explain in your response to the staff why these benchmarks (3-Month T-Bills + 250 basis points and the blended benchmark) are appropriate benchmarks for the Fund.

Response: The third sentence in the Fund Performance section that discusses the actual performance benchmarks that the Fund intends to use has been removed. The 3-month T-Bills + 250 basis points over a rolling 3-year average is an appropriate benchmark for the Fund because T-bills have a high correlation with inflation, which is consistent with the Fund’s investment objective to outperform in inflationary periods. The blended benchmark being considered is an appropriate secondary benchmark for the Fund because it is representative of the mix of investments held in the Fund’s portfolio.

Who Should Invest? Page 12

13.	Staff Comment: Please confirm to the staff that this section is not part of the Summary Prospectus.

Response: The “Who Should Invest?” section is not part of the Summary Prospectus.

14.	Staff Comment: Delete “attractive” before total return.

Response: The “Who Should Invest?” section has been revised to remove “attractive” before total return.

15.	Staff Comment: The last paragraph states that “The Fund is designed for long-term investors” who should have “an investment horizon of at least two months”. This implies that investors may be “long-term investors” even when staying in the Fund for as little as two months. This contradicts the common understanding of what constitutes “long-term” investing. Further, while this section references suitability, nothing in this section conveys the risks of the fund (i.e. who should not invest in this Fund). Please revise the disclosure accordingly.

Response: The disclosure has been revised to reflect that investors should remain in the Fund long-term as well as to reference the risks an investor may experience by investing in this type of fund.

Principal Investment Strategies, page 12

16.	Staff Comment: Consistent with Comment 5, fixed income securities and foreign currency are not within the general understanding of what constitutes “real assets” or “tangible assets”.

Response: Please see the response to Comment 5 above.

17.	Staff Comment: Page 13 states, “The ___________ Strategy seeks to construct a long-only, unleveraged, diversified portfolio of primarily exchange-traded, U.S. dollar-dominated futures and forward contracts in tangible commodities traded on U.S. and non-U.S. exchanges, and swap agreements linked to the value of such commodities.” (Emphasis added.) Please confirm to the staff that such strategy is unleveraged. We note that the prospectus discusses that the Fund’s investment in commodity-related derivative instruments may subject the Fund to greater volatility than investments in traditional securities, particularly if the instruments involve leverage.

Response: The Fund expects that its derivative positions in commodities will be fully collateralized, which will reduce the leveraging effect of such commodity investments.

Additional Information about the Fund’s Investments, page 15

18.	Staff Comment: The Subsidiary – See Comments 8 and 10.

Response: Please see responses to comments 8 and 10 above.

Composite Performance of Advisor and Subadvisors, page 41

19.

Staff Comment: Please revise the disclosure so that each strategy clearly identifies the exact strategy applicable to each composite. For example, the description for “[SUBADVISOR 1] – COMMODITIES __________ ® STRATEGY” states:

“[Subadvisor 1] was formed in 1994 to continue the management of one proprietary account, a family trust, which had been managed since 1987. [Subadvisor 1] began managing other client accounts in September 2004 and continues to manage client accounts, including client accounts managed pursuant to several strategies unrelated to the commodities strategy of the Fund. The performance and returns table set forth below reflect actual performance of [Subadvisor 1]’s client accounts managed pursuant to _________ ®.”

In addition, please confirm to the staff that a portion of an account is not being presented. For example, are you presenting just the commodity portion of the family account?

Response: The disclosure has been revised to clearly identify the exact strategy applicable to each composite. The Fund confirms to the staff that a portion of an account is not being presented as part of the composite, and that only accounts investing in the same strategy as the Fund are included in the composite.

20.	Staff Comment: The prospectus states, “Gross and net returns presented below exclude brokerage commissions and do not reflect the impact of any direct expenses associated with a commingled fund structure or a managed account. Net performance reflects the deduction of a 0.75% management fee per account. If a higher management fee applied, returns would be lower than those shown.” (Emphasis added.) Prior performance should be shown net of all actual fees and expenses including sales loads. Please revise or explain to the staff in detail why such exclusion is appropriate. In addition, it is unclear from the above disclosure whether monies were invested directly or indirectly in commingled fund structures and managed accounts. If indirectly, will the Fund utilize similar investments in commingled fund structures or managed accounts? If not, why is such strategy deemed “substantially similar”?

Response: The flat fee of 0.75% per annum represents the standard management fee for the strategy referenced. The net-of-fees return is the gross-of-fees return reduced by the investment management fees and other costs related to each account, if applicable. Gross performance is calculated net of all trading expenses (e.g. broker commissions) and any other regulatory fee, duty, and/or tax associated with an individual transaction. The strategy referenced does not include investment either directly or indirectly in commingled fund structures. The Fund respectfully submits that, consistent with guidance provided by the Staff in Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996), the composite illustrates the Subadvisor’s performance in managing “substantially similar” accounts. Staff guidance does not require that the accounts be managed in an identical manner, and in fact acknowledges this by requiring disclosure of the differences. The Fund believes that, notwithstanding the disclosed differences, the portion of the Fund to be managed by the Subadvisor and the accounts included in the composite are substantially similar.

21.	Staff Comment: The Global Dynamic Resources composite “reflects the use of certain commodity-related instruments that the Subadvisor will not use for the Fund.” Please delete such composite performance or provide the legal basis, including any no-action letters, for including such performance.

Response: The Fund respectfully submits that, consistent with guidance provided by the Staff in Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996), the composite illustrates the Subadvisor’s performance in managing “substantially similar” accounts. Staff guidance does not require that the accounts be managed in an identical manner, and in fact acknowledges this by requiring disclosure of the differences. The Fund believes that, notwithstanding the disclosed differences, the portion of the Fund to be managed by the Subadvisor and the accounts included in the composite are managed with investment objectives, policies and strategies that are managed with investment objectives, policies and strategies that are substantially similar.

22.	Staff Comment: Disclosure for the Global Dynamic Resources composite states, “Gross performance reflects investment management and custody fees, but does not reflect trading expenses. Net performance was calculated by deducting a flat fee of 0.75% per account from the gross returns.” Prior performance should be shown net of all actual fees and expenses including sales loads.

Response: The flat fee of 0.75% per annum represents the standard management fee for the Global Dynamic Resources strategy. The net-of-fees return is the gross-of-fees return reduced by the investment management fees. Gross performance is calculated net of all trading expenses (e.g. broker commissions) and any other regulatory fee, duty, and/or tax associated with an individual transaction. Sales loads are not included in either the gross or net performance calculations because they were not applicable to the accounts included in the composite. The disclosure has been revised to reflect the above.

23.	Staff Comment: Rather than performance for an account that is substantially similar to the Fund, the composite performance includes performance by the adviser of an asset class (global real estate) that the Fund may invest in. Please delete such performance or provide the legal basis, including any no-action letters, for including such information.

Response: As disclosed in the Prospectus, one of the Fund’s primary strategies is a global real estate/REITs strategy. This strategy is managed by Cohen & Steers Capital Management, Inc. (the “Adviser”). Information about the Adviser’s performance in managing other accounts managed with this strategy is provided “in order to provide investors with a better basis on which to evaluate [the Adviser] as the investment adviser for [the] Fund and to make an informed decision whether to invest in the [Fund].” See Nicholas-Applegate Mutual Funds (pub. avail. February 7, 1997). The Fund believes that the disclosed performance is relevant to an investor’s consideration of the Fund. In response to the comment, the Fund will add additional disclosure clarifying that the disclosed performance is of accounts that are substantially similar to the global real estate/REITs strategy.

24.	Staff Comment: Where differences are disclosed or there is other information indicating that the registrant’s investment objectives, policies, etc. differ from the accounts, immediately thereafter also disclose that the differences do not alter the conclusion that the fund and the accounts are substantially similar.

Response: The Fund’s disclosure has been revised to state immediately following any differences from the Fund’s investment objectives, policies, etc. that such differences do not alter the conclusion that the Fund and accounts are managed with investment objectives, policies and strategies that are substantially similar.

Prospectus for Classes I, R, and Z

25.	Staff Comment: Same comments apply here as in the Prospectus for Classes A and C.

Response: The responses as set forth above will apply to both the Prospectus for Classes A and C, and the Prospectus for Classes I, R and Z.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies, pages 3 to 25

26.	Staff Comment: Some investments described here are not mentioned in the Fund’s two prospectuses. To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectuses.

Response: The Fund has identified the investments that it believes may materially affect the performance of the Fund and such investments’ accompanying risks in the Fund’s prospectuses and believes no further revisions are necessary. The Fund does not believe it is in a position to know whether any particular investment will affect any particular investor’s decision to invest in the Fund.

Borrowing, page 25

27.	Staff Comment: Please disclose in the SAI the “extent” borrowing is “permitted by the 1940 Act.”

Response: The disclosure in the Fund’s SAI has been revised to describe the extent borrowing is permitted by the 1940 Act.

Concentration, page 26

28.	Staff Comment: Please disclose the Fund’s fundamental policy regarding concentration.

Response: The Fund’s fundamental policy regarding concentration has been revised to reflect a concentration in real assets, which includes commodities, natural resources, precious metals and real estate.

Pledging, Mortgaging or Hypothecation of Assets, page 28

29.	Staff Comment: Why is the Fund excepted from the policy regarding pledging, mortgaging or hypothecating its assets that applies to other Cohen & Steers funds covered by this Statement of Additional information?

Response: The Fund respectfully submits that the policy is not required, and that, consistent with its investment strategies, the Fund may pledge assets as collateral for its commodity investments.

GENERAL

30.	Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Substantial information has been added to the Amendment to further complete the Registration Statement, including required exhibits. We understand that you may have further comments on the new portions of the Amendment, disclosures made in response to the Staff’s comments, information supplied supplementally or exhibits added in the Amendment.

31.	Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, other than for the Managed Dividend Policy.

Response: The Fund expects to submit an exemptive application for relief from Section 15(a) and Rule 18f-2 under the 1940 Act in connection with the Registration Statement. Such relief will permit the Fund to replace unaffiliated subadvisors without obtaining a shareholder vote and to materially amend subadvisory agreements in connection with such replacement.

32.	Staff Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Fund believes that the Amendment and this letter respond to the Staff’s comments. The Fund is aware that the Staff’s comments given in one section apply to other sections in the Registration Statement that contain the same or similar disclosure, and such conforming changes have been made.

Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, please furnish a letter acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

*        *        *         *        *

We hope the Staff finds the revisions in the Amendment responsive to comments on the Registration Statement. The Fund and its principal underwriter will each file an acceleration request subsequent to this filing of the Amendment requesting acceleration of the effectiveness of the Registration Statement to January 17, 2011, or as soon thereafter as may be practicable.

Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne

Assistant Secretary

cc: Michael Doherty

COHEN & STEERS REAL ASSETS FUND, INC

280 Park Avenue, 10th Floor

New York, New York 10017

December 21, 2011

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers Real Assets Fund, Inc.

File Numbers: 333-177564; 811-22621

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS REAL ASSETS FUND, INC

/s/ Tina M. Payne

Tina M. Payne

Assistant Secretary